Keefe, Bruyette & Woods, Inc.

November 10, 2022

Via Edgar
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Seacoast Bancorp, Inc. Registration Statement on Form S-1 (Registration Number 333-267398) Request for Acceleration of Effectiveness

Dear Sir or Madam:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join First Seacoast Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 11:00 a.m. EST on November 14, 2022, or as soon thereafter as may be practicable.

Keefe, Bruyette & Woods, Inc.

By:	/s/ Patricia A. McJoynt
Name:	Patricia A. McJoynt
Title:	Managing Director